

May 9, 2014

Via E-Mail
Mr. Michael F. Doolan
Chief Financial Officer
Molycorp, Inc.
5619 Denver Tech Center Parkway, Suite 1000
Greenwood Village, CO 80011

     Re: **Molycorp, Inc.**
              Form 10-K for the Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 001-34827

Dear Mr. Doolan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Contractual Obligations, page 66

1.   We note that you aggregate your debt and capital lease obligations in one line item in your contractual obligations table. Please confirm that you will report these obligations separately in future filings to comply with Item 303(a)(5) of Regulation S-K and provide draft disclosure of the revised table for the year ended December 31, 2013 with your response. In addition, please reconcile the debt and capital lease amounts reported in your revised table to your disclosures at note 14.

Notes to Consolidated Financial Statements, page 81
Note 2 – Summary of Significant Accounting Policies, page 81
Basis of Presentation, page 81

2.   Please confirm to us that you will provide the effect of significant amounts reclassified
        from each component of accumulated other comprehensive income based on its source
        and the income statement line items affected by the reclassification required by ASU
        2013-12 or tell us why you believe that you are not subject to this new reporting
        requirement. Also provide us with the text of your proposed future disclosures based on
        your December 31, 2013 financial statements.

Note 9 - Goodwill and Intangible Assets, page 91

3.   We note you have identified the Molycorp Silmet Facility as a separate reporting unit for
        purposes of performing your goodwill impairment testing. However, we understand from
        your disclosures under this heading and those in Note 4 – Segment Information beginning
        at page 86 that the production of rare earths at this facility are reported in the Chemicals
        and Oxides segment and that the manufacturing of tantalum and niobium at Silmet are
        reported in your Rare Metals segment. Please tell us how the aggregation of these
        components into a single reporting unit is consistent with FASB ASC paragraph 350-20-
        35-35 which only allows for aggregation of components within the same operating
        segment.

4.   We note your disclosure indicating that you finalized the acquisition of Molycorp
        Canada in the second quarter of 2013 and increased the amount of goodwill recorded
        by $31.6 million. We also understand that you also recorded an offsetting
        impairment charge and recognized the charge retroactively in the fourth quarter of
        2012. Please explain why you recorded the charge in the fourth quarter 2012, and
        provide the accounting literature that supports your view. Please also describe your
        consideration of FASB ASC paragraph 350-20-35-19 and FASB ASC paragraphs
        805-10-25-13 and 14. In this regard, please identify the new information about facts
        and circumstances that existed as of the acquisition date that led you to record the
        impairment charge retrospectively.

Note 16 - Stockholder's Equity, page 107

5.   We note you disclose that in order to facilitate the offering of the 5.5% Convertible
        Senior Notes due 2018 and the 6.0% Convertible Senior Notes due 2017, you entered
        into share lending agreements with Morgan Stanley Capital Services LLC ("MSCS")
        in 2013 and 2012. We also note that you have issued 6,666,666 and 13,800,000 of
        borrowed shares to MSCS in 2013 and 2012 respectively. Please tell us whether you
        have recognized the fair value of the share-lending arrangement as an issuance cost
        at the date of issuance as required by FASB ASC 470-20-25-20A and expand your
        disclosures to provide the following additional information required by FASB ASC
        470-20-50-2A to the extent material:

        •   The fair value of the outstanding loaned shares as of the balance sheet dates;

        •   The unamortized amount of the issuance costs associated with the share-lending
            arrangement at the balance sheet dates;

        •   The classification of the issuance costs associated with the share-lending
            arrangement at the balance sheet dates; and

        •   The amount of interest cost recognized relating to the amortization of the
            issuance cost associated with the share-lending arrangement for the reporting
            periods.

Note 19 – Commitments and Contingencies, page 114
(e) Purported Class Action, Derivative Lawsuits, page 115

6.   We note your disclosures related to the class action and derivative lawsuits filed
        against the company state that you "cannot determine with certainty the ultimate
        outcome of such litigation or proceedings." Please revise to disclose the amount or
        range of a reasonably possible loss or indicate that an amount cannot be estimated to
        comply with the disclosure requirements of FASB ASC 450-20-50-4.

Note 26 - Subsidiary Guarantor Financial Information, page 119

7.   Your disclosure regarding your guarantor subsidiaries indicate that the Senior Notes are jointly, severally and unconditionally guaranteed by all of your existing and future domestic material subsidiaries. Note that Rule 3-10(f) of Regulation S-X states that the guarantees should be full and unconditional. In addition, Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer. Please revise your disclosure, in future filings, to clarify whether the guarantees are full and unconditional and whether the guarantor subsidiaries are 100% owned. To the extent that the guarantees are not full and unconditional and the guarantor subsidiaries are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining